UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated August 27, 2013: Star Bulk Carriers Corp. Reports Profits for the Second Quarter and First Half of 2013.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS PROFITS
FOR THE SECOND QUARTER AND FIRST HALF OF 2013

ATHENS, GREECE, August 27, 2013 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter and first half of 2013.

Net profit for the second quarter of 2013 was $0.8 million compared to a loss of $4.6 million during the same quarter in 2012.

Net profit for the first half of 2013 was $2.0 million compared to a loss of $4.5 million during the same period of the previous year.

Financial Highlights

(1)

Please see the section of this release entitled EBITDA and Adjusted EBITDA Reconciliation for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Spyros Capralos, President and Chief Executive Officer of Star Bulk, commented: “Star Bulk is a completely different company, following the successful equity raise of $80.1 million this quarter. Not only its market capitalization has grown to over $150 million today, as compared to about $30 million prior to the offering, but the company has also implemented a growth strategy by ordering four newbuilding vessels and assumed the management of additional third party vessels.

We are pleased to announce Net Income of $0.8 million and Adjusted Net Income of $2.6 million for the three months ended June 30, 2013, as compared to a loss of $4.6 million and a loss of $2.9 million respectively in the second quarter of 2012. Our positive results were mainly attributed to our ability to reduce our operating expenses and utilize our operational and ship management capacity and know-how, as a response to the overall market weakness.

In July we completed successfully our backstopped equity rights offering, which resulted in gross proceeds of approximately $80.1 million. This offering validates the confidence from our shareholders in the Company and our strategy. The majority of the funds raised are being used to fund the purchase price for the two 180,000 dwt Capesize and two 60,000 dwt Ultramax fuel-efficient newbuildings from quality shipyards.

During this quarter, our strategic decision to utilize Star Bulk’s ship management capabilities through third-party vessels management has started producing tangible results. Today, Star Bulk manages 6 third party dry bulk vessels and we offer management services to 7 third party product tankers. We have agreed to take under management another 3 dry bulk carriers within the following 2 months. As a result of the above arrangements, our estimated annual revenue from third party vessels management will be around $3.2 million. This will bring the total number of owned and managed vessels in the dry bulk segment to 26.

We welcome the recent capesize market rise, as many market participants interpret this as the first sign of a market recovery. In this context, we feel optimistic concerning the timing of our agreements regarding the aforementioned newbuilding vessels.

We anticipate demand for dry bulk commodities from most developing countries to continue to grow and the freight market to start showing signs of improvement due to the lower orderbook, slow steaming and the scarcity of bank financing.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “We are pleased to announce adjusted net income of $2.6 million at a time of historically low freight rates.

Our net debt currently stands at approximately $112 million following the completion of our equity rights offering and the down-payment of 30% of our CAPEX commitments for our 2 capesize newbuilding vessels. It is worth mentioning that we have no other CAPEX commitments related to these two vessels until their delivery in October 2015 and January 2016 respectively.

Excluding non-cash items, our second quarter net daily G&A expenses stood at $1,477 per vessel, 6% lower than the same period last year. We believe that we can further benefit from the management of third-party vessels through economies of scale and we intend to further grow our revenues from this activity.

During the first half 2013 our daily operating expenses were $5,596 per vessel, approximately 8% higher than the same period last year. If we exclude the effect of the tonnage tax, which did not exist during the same period last year, daily operating expenses during the first half of 2013 stood at $5,449 per vessel almost unchanged from the first half of 2012.

On the financing side, during the second quarter of 2013 and while the interest rate forward curve was near historically low levels, we entered into a swap agreement to fix forward our interest rate exposure. Specifically, the swap agreement concerns one of our credit facilities for the period starting from the second half of 2014 up to the second half of 2018 and for a principal amount of $55.5 million, which represents approximately 30% of our current outstanding debt.”

Owned Fleet Profile (As of August 27, 2013)

 (*) On July 5, 2013, we signed two contracts with Shanghai Waigaoqiao Shipbuilding Co. Ltd. shipyard to build two 180,000 dwt eco-type, fuel efficient Capesize drybulk vessels at a price of $96.0 million in aggregate. Additionally on July 10, 2013, we entered into letters of intent, which are subject to the negotiation and execution of definitive documentation, with a major Japanese shipyard for the construction of two 60,000 DWT eco-type, fuel efficient Ultramax drybulk vessels at a price of approximately $55.0 million.

Third Party Vessels Under Management (As of August 27, 2013)

(*)

For the respective vessels we have been subcontracted for certain management services including crewing, purchasing and insurances.

Second Quarter 2013 and 2012 Results (*)

For the second quarter of 2013, total voyage revenues amounted to $17.1 million compared to $21.7 million for the second quarter of 2012, a reduction of 21%. This decrease was mainly attributed to the lower charter rates for some of our vessels due to the overall decline in the dry bulk charter market, the lower number of voyage charters performed by us during the quarter (which also led to reduced voyage expenses) and the lower average number of vessels during the quarter (due to the sale of the Star Sigma).

For the second quarter of 2013, operating income amounted to $2.7 million compared to operating loss of $2.7 million for the second quarter of 2012. Net income for the second quarter of 2013 amounted to $0.8 million or $0.15 per basic and diluted share, based on 5,422,143 and 5,453,488 weighted average number of shares, basic and diluted, respectively. Net loss for the second quarter of 2012 amounted to a loss of $4.6 million, or a loss of $0.84 per share calculated on 5,417,117 shares, which was the weighted average number of basic and diluted shares.

Net income for the second quarter of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.29 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.6 million, or $0.10, per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.4 million, or $0.08 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $0.1 million or $0.01 per basic and diluted share in connection with the sale of the Star Sigma, in March of 2013.

Excluding these non-cash items, net income for the second quarter of 2013 would amount to $2.6 million, or $0.48 and $0.47 per basic and diluted share, respectively, based on 5,422,143 and 5,453,488 weighted average number of shares, basic and diluted, respectively.

Net loss for the second quarter of 2012 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.29 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.1 million, or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these non-cash items, net loss for the second quarter of 2012 would amount to a loss of $2.9 million, or a loss of $0.53 per basic and diluted share, based on 5,417,117 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for both the second quarter of 2013 and 2012, excluding the above items, was $8.4 million. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below under the heading EBITDA and Adjusted EBITDA Reconciliation.

We owned and operated an average of 13.1 and 14.0 vessels during the second quarter of 2013 and 2012, respectively, which earned an average Time Charter Equivalent, or TCE, rate of $14,273 per day and $14,628 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for information regarding our calculation of TCE rates.

For the second quarter of 2013, voyage expenses decreased by $3.4 million to $1.9 million compared to $5.3 million for the second quarter of 2012. The decrease is attributable to the fact that during the second quarter of 2013 one of our vessels was under a voyage charter agreement for 60 days while during the second quarter of 2012 two of our vessels were under two voyage charter agreements for 89 days. Under voyage charter agreements, we are responsible for all voyage costs, as opposed to time charter agreements where they are paid by the charterer. The revenues earned from the voyage charter agreements during the second quarter of 2013 and 2012 were $1.2 million and $4.7 million, respectively.

For the second quarter of 2013 vessel operating expenses totalled $6.8 million compared to $6.7 million for the second quarter of 2012.

For the second quarter of 2013, dry-docking expenses totaled $0.3 million compared to $0.9 million for the second quarter of 2012. The $0.9 million incurred during the second quarter of 2012, refers to the portion of the dry-docking cost for the Star Mega, which underwent a periodic dry-docking survey in late June 2012.

Depreciation expense decreased to $3.9 million for the second quarter of 2013, compared to $9.4 million for the second quarter of 2012. The decrease was due to:

a)

the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

b)

the lower average number of vessels of 13.1 during the second quarter of 2013 compared to 14.0 during the second quarter of 2012, due to the sale of the Star Sigma in March 2013.

General and administrative expenses during the second quarter of 2013 increased to $2.6 million compared to $2.1 million during second quarter of 2012. This increase was mainly due to the $0.6 million stock based compensation expenses, which were charged in the second quarter of 2013. In 2012, $1.3 million of stock based compensation expenses burdened the results of the first quarter of the year.

For the second quarter of 2013, other operational gain amounted to $0.75 million and represented the payment of installments due to us, under a settlement agreement, in connection with a commercial claim. No other operational gain incurred during the second quarter of 2012.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $0.75 million described in other operational gain above, during the second quarter of 2013, we incurred an expense of $0.3 million which is included under other operational loss. During the second quarter of 2012, no other operational loss incurred.

For the second quarter of 2013, we recorded a loss on sale of vessel amounting to $0.1 million, which represented a loss on sale of the Star Sigma that concluded in March of 2013. The vessel was delivered to her new owners on April 10, 2013.

In June 2013, we entered into two interest rate swap agreements to fix forward our interest rate liabilities for the $70.0 million bilateral term loan facility with Credit Agricole CIB for the vessels Star Polaris and Star Borealis. The non-cash gain from the mark to market valuation of these swap agreements as of June 30, 2013, amounted to $0.4 million. We were not exposed to derivative instruments during the second quarter of 2012.

For the second quarter of 2013 and 2012, interest and finance costs totaled $1.9 million and $2.0 million, respectively. The decrease is mainly attributable to lower average outstanding debt during the second quarter of 2013 amounting to $200.0 million compared to $245.0 million for the second quarter of 2012, which was off-set by an increase in weighted average interest rates in second quarter of 2013 due to the amendment of our loan agreements, reached in December of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

First Half 2013 and 2012 Results (*)

For the first half of 2013, total voyage revenues amounted to $35.4 million compared to $49.7 million for the first half of 2012. This decrease was mainly attributed to the lower charter rates for some of our vessels due to the decline in the dry bulk charter market, the lower number of voyage charters performed by us during the quarter (which also led to reduced voyage expenses) and the lower average number of vessels during the first half of 2013 compared to the same period in 2012.

For the first half of 2013, operating income amounted to $5.7 million compared to operating loss of $0.5 for the first half of 2012. Net income for the first half of 2013 amounted to $2.0 million, or $0.36 per basic and diluted share, based on 5,414,998 and 5,443,639 weighted average number of shares, respectively. Net loss for the first half of 2012 amounted to $4.5 million, or a loss of $0.83 per share calculated on 5,385,359 shares, which was the weighted average number of basic and diluted shares.

Net income for the first half of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $3.2 million, or $0.58 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.6 million, or $0.11 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.4 million, or $0.08 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $0.1 million or $0.01 per basic and diluted share in connection with the sale of the Star Sigma, that concluded in March of 2013.

Excluding these non-cash items, net income for the first half of 2013 would amount to $5.4 million, or $0.99 and $0.98 per basic and diluted share, respectively, based on 5,414,998 and 5,443,639 weighted average number of shares, respectively.

Net loss for the first half of 2012 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $3.2 million, or $0.59 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $1.4 million, or $0.26 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized revenue of $0.1 million, or $0.02 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $3.2 million or $0.59 per basic and diluted share in connection with the sale of the Star Ypsilon, in February of 2012.

Excluding these non-cash items, net income for the first half of 2012 would amount to $3.2 million, or $0.59 earnings per basic and diluted share, based on 5,385,359 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for the first half of 2013 and 2012, excluding the above items, was $17.1 million and $26.4 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 13.6 and 14.4 vessels during the first half of 2013 and 2012, respectively, earning an average TCE rate of $14,301 and $15,724 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Voyage expenses decreased to $4.5 million for the first half of 2013 compared to $14.0 million for the first half of 2012. The decrease is attributable to:

a)

voyage expenses of $4.1 million related to chartering-in third party vessels to serve shipments under a Contract of Affreightment (COA) recorded in the first half of 2012 while there were no corresponding expenses during the first half of 2013. The respective revenues earned from the COA during the first half of 2012 was $3.4 million.

b)

the fact that during the first half of 2013 our vessels were under voyage charter agreements for 149 days while during the first half of 2012 our vessels were under voyage charter agreements for 242 days. Under voyage charter agreements all voyage costs are borne and paid by us, as opposed to time charter agreements where they are paid by the charterer. The revenues earned from the voyage charter agreements during the first half of 2013 and 2012 were $4.2 million and $11.8 million, respectively, after excluding COAs.

For the first half of 2013, vessel operating expenses decreased to $13.7 million compared to $14.2 million for the first half of 2012. The decrease is mainly due to fewer ownership days during the first half of 2013 as compared to the same period in 2012. Ownership days for the first half of 2013 and 2012 were 2,454 and 2,616, respectively.

For the first half of 2013, dry-docking expenses totaled $0.6 million compared to $1.0 million for the first half of 2012. The amount of $1.0 million incurred during the first half of 2012, mainly refers to the portion of the dry-docking cost for vessel Star Mega, which underwent a periodic dry-docking survey in late June 2012.

Depreciation expense decreased to $8.1 million for the first half of 2013, compared to $19.2 million for the first quarter of 2012. The decrease was due to:

a)

the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

b)

the lower average number of vessels of 13.6 during the first half of 2013 compared to 14.4 during the first half of 2012.

For the first half of 2013, general and administrative expenses totaled $4.7 million compared to $5.3 million for the first half of 2012. If we exclude the stock based compensation expense for the first half of 2013 and 2012, which amounted to $0.6 million and $1.4, respectively, the general and administrative expenses would slightly increase due to increase of our number of employees during the first half of 2013 compared to the same period in 2012, as a result of the growth of our managed fleet.

Gain on time charter agreement termination totaled $6.45 million for the first half of 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel the Star Sigma by its previous charterer. No gain on time charter agreement was recorded during the first half of 2013.

Other operational gain amounted to $1.6 million during the first half of 2013 and mainly consisted of non-recurring revenue of $1.2 million, which represented the payment of installments due to us under settlement agreement for a commercial claim and a gain of $0.4 million regarding a hull and machinery claim. Other operational gain amounting to $0.1 million during the first half of 2012, represents a gain from a hull and machinery claim.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $1.2 million described in other operational gain above, during the first half of 2013, we incurred an expense of $0.6 million which is included under other operational loss. During the first half of 2012, no other operational loss incurred.

For the first half of 2013, loss on sale of vessel of $0.1 million represents a loss on sale of the vessel Star Sigma that concluded in March of 2013 and the vessel was delivered to her new owners on April 10, 2013. For the first half of 2012, loss on sale of vessel of $3.2 million represented a loss on sale of the vessel Star Ypsilon that concluded in February of 2012.

In June 2013, we entered into two interest rate swap agreements. The valuation of these as of June 30, 2013, resulted into a gain amounting to $0.4 million. Gain on derivative instruments for the first half of 2012 amounted to $0.1 million.

Interest and finance costs for the first half of 2013 were $3.8 million, while for the first half of 2012 were $4.1 million. The decrease in our interest expenses was mainly due to decrease in average outstanding debt during the first half of 2013 amounting to $206.6 million compared to $251.3 million for the first half of 2012.

 (*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the first half of 2013 and 2012, was $15.0 million and $19.4 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (see “Summary of Selected Data” below) as a result of the decline in the prevailing freight rate environment. For the first half of 2013, we earned a daily TCE rate of $14,301 compared to a daily TCE rate of $15,724 for the first half of 2012. Net cash provided by operating activities for the first half of 2013 decreased also due to fewer voyage days, which amounted to 2,378 compared to 2,468 days during the same period of 2012.

Net cash provided by investing activities for the first half of 2013 and 2012, was $16.3 million and $10.6 million, respectively. For the first half of 2013 net cash provided by investing activities consisted of $8.3 million representing proceeds from sale of the vessel Star Sigma which concluded in March 2013 and under which the vessel was delivered to its new owner on April 10, 2013, a decrease of $7.6 million in restricted cash and insurance proceeds amounting to $1.2 million offset by additions to vessels cost and other fixed assets amounting to $0.8 million. Net cash provided by investing activities for the first half of 2012 consisted of the proceeds from sale of the vessel Star Ypsilon amounting to $8.0 million, a net decrease of $1.3 million in restricted cash, insurance proceeds amounting to $1.4 million and $0.1 million regarding additions to vessels cost and other fixed assets.

Net cash used in financing activities for the first half of 2013 and 2012 was $25.9 million and $27.3 million, respectively. For the first half of 2013, net cash used in financing activities consisted of loan installment payments amounting to $25.6 million and payment of financing fees amounting to $0.3 million. For the first half of 2012, net cash used in financing activities consisted of loan instalment payments amounting to $24.0 million, cash dividend payments of $2.4 million, and $0.9 million paid for the repurchase of 61,730 shares under the terms of the Company’s share re-purchase plan, which expired on December 31, 2012.

Summary of Selected Data

(1)    Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)   As of the last day of the periods reported

(3)

Average age of operational fleet is calculated as at June 30, 2013 and 2012, respectively.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(5)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(6)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(7)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(8)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Consolidated Condensed Statement of Operations

Unaudited Consolidated Condensed Balance Sheets

*As of June 30, 2013, we had $29,612 thousand in cash which included $18,330 thousand free cash and $11,282 thousand restricted cash. Restricted cash consisted of $4,282 thousand deposited in pledged accounts and $7,000 thousand minimum liquidity required by our loan agreements.

Unaudited Cash Flow Data

EBITDA and Adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded amortization of the fair value of above market acquired time charters associated with time charters attached to vessels acquired, non-cash loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. We excluded the above non-cash items to derive adjusted EBITDA because we believe that these non-cash items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

Conference Call details:

Our management team will host a conference call to discuss our financial results today, August 27th at 11 a.m., Eastern Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until September 3rd, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of thirteen dry bulk carriers. The total fleet consists of five Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,290,602 deadweight tons. The average age of our current operating fleet is approximately 10.6 years. Additionally, we have six third party drybulk vessels under our management, two Capesize, two Supramax and two Panamax vessels and we have been sub-contracted for certain management services, including crewing, purchasing and insurances, for seven product tankers. The total combined cargo carrying capacity of these vessels amounts to 934,321 deadweight tons. We have also entered into agreements for the construction of two 180,000 deadweight ton, fuel efficient, Capesize drybulk vessels to be delivered in Q4 2015 and Q1 2016, respectively, and letters of intent for the construction of two 60,000 deadweight ton, fuel efficient, Ultramax drybulk vessels to be delivered in 2015.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 27, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President